March 5, 2007

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington D.C., 20549-0305

U.S.A.

Dear Mr. Krikorian:

Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission in your letter dated December 11, 2006, with respect to Forms 6-Ks filed on July 27, 2006 and August 10, 2006 of Trend Micro Inc. For your convenience, we have included the text of your comments below and have keyed our responses accordingly.

Form 6-K filed on July 27 and August 10, 2006

1.	We are considering your response to comment number 1 in our letter dated August 17, 2006 and request that you address the following comments in order that we may complete our assessment:

a.	With regard to the application of fixed ratios to arrangement fees to determine PCS deferrals, please demonstrate how this ratio is computed. That is, provide a representative example of a customer agreement from which we can clearly discern the basis for your ratios. Further, tell us how you determine the renewal rate for your PCS services. We note from your response that you determined that the fair value of the PCS services included in your initial license fee is based on “PCS renewal fees.” Clarify whether the allocation is based on the ratio and identify both the numerator and the denominator. That is, is the numerator the list price or the renewal rate stated in the arrangement? Is the denominator the license fee or the total arrangement fee?

Trend Micro, Inc. (“We” or the “Company”) considers that there is no VSOE of fair value for the permanent license element in the initial arrangements due to the fact that the license is typically not sold separately (i.e., the license is generally sold with a bundled PCS). The Company, however, considers that VSOE of fair value for the PCS element exists as PCS is sold alone in renewal arrangements. In accordance with Paragraph 57 of SOP 97-2, based on such VSOE of fair value for PCS, the Company computes the ratio of the PCS element to the initial arrangement with a bundled PCS as follows:

Deferral Ratio =	PCS Renewal Fees (Wholesale price)

Initial Fees (Wholesale price)

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We usually determine the renewal fee for PCS services after considering the prices our competitors offer to customers when they sell their products or services having similar functionalities and features to ours. In such cases, we examine the renewal fee as well as the initial fee for newly introduced products so that they will be competitive. Based on such analyses, the Company publishes the standard “price list” in each region/country.

For example, the renewal fees in our “price list” for most of our products and services for the largest market, Japanese enterprise customers, have conventionally been set at 50% of the initial fees in the price list, as long as there was no particular reason to do otherwise from the view point of its competitive advantage. This practice has a marketing advantage as our price structure is easy to understand for our channel partners. A variation in renewal rates may confuse our channel partners as well as the end users who have already installed our products and services in their network. In most cases, the end users can easily anticipate the renewal fees as 50% of the fees they initially paid for purchasing the products.

The Company mainly markets and sells its products and services through intermediaries such as distributors and resellers, and is not currently focusing on direct sales. Accordingly, the list prices discussed above are not equal to the amount the Company ultimately receives, since there are margins charged by intermediaries. The margin is the difference between the resale price of intermediaries and our wholesale price to the intermediaries. The wholesale prices charged by the Company are set differently in each distributor agreement, but its variety is quite limited in a region and a market. For example, when the Company sells its products or services in Japan through its largest distributor accounting for 14.5% of its net revenue in fiscal year 2005, the wholesale price is usually 61% of the list price. This is one of the agreed terms between the Company and the distributor. The list price for a product varies in each region but is always the same for all intermediaries within a region.

As a representative example, we believe OfficeScan Client-Server Suite (“C/S Suite”) would be appropriate for the purpose of demonstrating how a deferral ratio to be applied to the initial arrangements is determined in accordance with our accounting policy. C/S Suite is one of the key products the Company widely offers to enterprise customers in the Japanese market.

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For example, an enterprise customer wishes to install new network security software to its servers and its 100-seat client PCs. A reseller proposes a C/S Suite to this potential customer. The list price of 100-seat C/S Suite is JPY780,000 (@¥7,800 x 100 seats). This is the fee for a permanent license and an initial one-year PCS service. Of course, the customer is informed of the list price of its renewal fee when making a decision to enter into the initial arrangement. The renewal fee for a 100-seat C/S Suite is JPY390,000 (@¥3,900 x 100 seats). Like other software venders, we are not in a position to control the distributors’ sales prices to resellers or the resellers’ sales prices to end users. When we sell a 100-seat C/S Suite to the customer through our largest distributor, the following chart illustrates the initial fee and the renewal fee on a wholesale price basis:

[Wholesale Price]

In this case, the wholesale price ratio to the distributor is 61% in both the initial fee and the renewal fee arrangements. The Company applies a 50% deferral ratio as computed above to the C/S Suite initial fee arrangement to the customer, and recognizes PCS revenue of JPY237,900 ratably over the PCS terms. Please note that if the wholesale price ratio (= the wholesale price divided by the list price) for an intermediary is the same for both initial fees and renewal fees, the deferral ratio calculated based on the wholesale prices is equal to the ratio based on the list prices. In most of our distributor arrangements, the wholesale price ratio with an intermediary is set at a certain percentage regardless of whether an arrangement is initial or renewal.

b.	Tell us if you provide discounts to customers who purchase your software products. If so describe your accounting policies with regard to discounting and how such policies interact with your application of the residual method set forth in SOP 98-9. Also tell us how your discounting policies are considered, and what impact they have if any, on the computation of the PCS deferral ratios discussed in comment 1a above. Tell us what consideration you have given to disclosing your discounting policy within your annual financial statement footnotes. If you consider these disclosure to be immaterial to the financial statements as a whole, provide us with your SAB 99 analysis supporting such conclusions.

While we sometimes provide discounts to customers (i.e., distributors and wholesalers) who purchase our product in every region, there are no specific guidelines in our current accounting policy with respect to determining a deferral ratio when our products are discounted. In our current practice, the deferral ratio is always computed using the wholesale prices as discussed above.

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A discount as a percentage of the wholesale price for PCS renewals is usually consistent with a percentage discount offered in the initial arrangements for each stratum of customers/products, However, we recognize the application of a deferral ratio as calculated under our accounting policy would be inappropriate if varied discounts off the wholesale prices are offered in the initial fee and the renewal fee arrangements. Such discounts to distributors and wholesalers for both initial arrangements and renewal arrangements are offered for a variety of reasons but principally for marketing purpose. Therefore, the Company evaluates, on a periodic basis at least semi-annually, VSOE of fair value of the PCS component in each of our significant regions (e.g., Japan, North America and EMEA) for the preceding six-month period. The Company follows the Bell-Shaped-Curve Approach in which the lowest and highest price within the rage are not more than 15% from the median price in the range and that range includes an amount approaching 80% of the sales transactions for each stratum of customers/products. The Company compares the actual median PCS renewal fees against the respective deferral amounts as calculated based on the wholesale prices which were used for accounting purpose. Based on such evaluations, we have confirmed that 1) the frequency of discount in the Japanese market has been so rare that there was virtually no effect on the deferral amounts, and 2) the deferral amounts as calculated under our accounting policy for each stratum of customers/product fall with the 15% range from the actual medium PCS renewal prices for the respective classes of customers/products in the North America and EMEA markets. As such, we believe it was not necessary to revise the PCS deferrals from the ones we computed using the policy formula.

With regard to our previous disclosures of our discounting policy within our annual financial statement footnotes, we see no objection to discuss further details about the cases of discounting in the future financial statement footnotes as we described herein. We will reconsider our disclosures so that those disclosures will be improved for the next annual report submission.

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As we notified in our correspondence letter dated on January 31, 2007, we have restated our semi-annual consolidated financial statements for the six-month period ended June 30, 2006, which we originally furnished on Form 6-K to the Commission on August 10, 2006. We have corrected errors in our prior-period financial statements, which were not considered material under our previously used “roll-over” approach, including those described in our response letter dated October 31, 2006, by applying the transition provision of the Commission’s Staff Accounting Bulletin (“SAB”) No.108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,.” which was released in September 2006, through a one-time charge to the beginning balance of the fiscal year 2006 retained earnings. These errors represent deviations from our stated accounting policies including those described above with respect to the application of the PCS deferral rates.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please feel free to contact me.

Very truly yours,

/s/ Mahendra Negi
Mahendra Negi
Chief Financial Officer

cc:	Jason Niethamer
Tammy Tangen
(Division of Corporation Finance
Securities and Exchange Commission)

Katsuya Niihara
Yuzuru Nanami
(Trend Micro Incorporated)

Stanley F. Farrar
Yoichiro Taniguchi
Joung W. Hwang
(Sullivan & Cromwell LLP)

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